Mail Stop 4561

March 5, 2008

Daniel L. Coury, Sr.
Chief Executive Officer
LiveDeal, Inc.
4840 East Jasmine Street, Suite 105
Mesa, Arizona 85205-3321
(480) 654-9646

> **Re: LiveDeal, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2007**
> **Filed December 20, 2007**
> **File No. 000-24217**

Dear Mr. Coury:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2007

Notes to Consolidated Financial Statements

Note 19. Restatements, page 61

1.   We note that you made changes to certain classifications within your financial statements during 2007. Tell us what consideration you gave to reporting the

restatements in Item 4.02 of Form 8-K. In addition, explain to us what consideration you gave to the impact of these restatements on the effectiveness of your disclosure controls and procedures.

2.   Please reconcile your revised classification policies to the disclosures throughout your filing. For example, we note your revised policy to classify dilution and charge backs as a reduction in net revenue, while the disclosures on pages 28 and 45 indicate that these charges are reflected in cost of services. We also note that litigation and related expenses are now separately stated as a component of operating expenses, while the disclosure on page 60 indicates that these costs are included in other income (expense).

Exhibit 31

3.   We note that you have included the certifying individuals' employment titles in the first sentence of the certifications. We note similar language in the certifications included as exhibits to your Form 10-Q for the quarterly period ended December 31, 2007. The language of the certifications required by Item 601(b)(31) of Regulation S-X must be provided exactly as stated therein. See Release No. 34-46427 (Aug. 28, 2002) and the Division of Corporation Finance Staff Alert (Mar. 5, 2005) available on our website at www.sec.gov. Please confirm that Daniel L. Coury, Sr. and Gary L. Perschbacher signed these certifications in their individual capacity and that you will remove the certifying individuals' employment titles in future filings.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 or me at (202) 551-3488 if you have any questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief